Yunhong International

4 - 19/F, 126 Zhong Bei

Wuchang District, Wuhan, China 430061

February 11, 2020

VIA EDGAR

Mr. Ron Alper

Division of Corporation Finance

Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Yunhong International

Registration Statement on Form S-1

Filed June 28, 2019, as amended

File No. 333-232432

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yunhong International, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5 p.m. EST on Wednesday, February 12, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Loeb & Loeb LLP